Exhibit 2.2
July 21, 2010

Mr. Harry Graves
USA Synthetic Fuel Corp.
312 Walnut Street
Suite 2300
Cincinnati, OH 45202

This will confirm our agreement with respect to the non-dilution provision in the exchange agreement dated December 4, 2009 including the Lima Energy project (GAS 1, GAS 2, CCGT), 1.02 Billion BOE (barrels of oil equivalent) in solid hydrocarbon energy and the Cleantech Energy project.  Once USA Synthetic Fuel Corp. has filed the Form 10 registration statement and the Form 10 becomes effective, then the non-dilution provision expires.  With the filing of the Form 10 USA Synthetic Fuel Corp. is in a position to issue new share capital above the current 75 million issued share capital level with no existing non-dilution provisions in the company.

Sincerely

PEGASUS FUNDS, LLC.

By:	/s/ Robert A. Shuey, III
Name:	Robert A. Shuey, III
Title:	Managing Partner